

Mail Stop 3561

December 22, 2016

Regina Gregory
Senior Vice President, General Counsel
American Midstream Partners, LP
2103 CityWest Blvd.
Bldg. 4, Suite 800
Houston, TX 77042

> **Re:** **American Midstream Partners, LP**
> **Registration Statement on Form S-4**
> **Filed November 23, 2016**
> **File No. 333-214770**
>
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 7, 2016**
> **File No. 001-35257**

Dear Ms. Gregory:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

With respect to your registration statement on Form S-4, we have limited our review of your registration statement to the issue we have addressed in our comment. With respect to your Form 10-K for the fiscal year ended December 31, 2015, please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. At this time, a review is open for your annual report on Form 10-K for the fiscal year ended December 31, 2015. We will coordinate any request for acceleration of

effectiveness for this registration statement with resolution of all comments regarding the Form 10-K review. Please confirm your understanding in this regard.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 1. Business

Customers and contracts, page 9

2. We note the information you provide regarding your customers and, in particular, your largest purchasers. In future filings, please discuss here or in "Contract Mix" the credit ratings of your largest customers, with a view to understanding the risk profile of your counterparties. Also, please consistently discuss the expiration date of your contracts with your largest counterparties, with a view to understanding when those contracts will lapse and, accordingly, whether and how your revenues will be impacted. This comment also applies to your Transmission and Terminals segments.

Item 1A. Risk Factors, page 23

3. We note your discussion of renewal risks on page 29. Considering your disclosure elsewhere suggests that some of your contracts are expected to lapse in the next year or two in accordance with their terms, revise this risk factor to quantify the potential financial impact to you when such contracts expire. In doing so, please address the potential risk associated with entering into new contracts on terms that are favorable to you in light of any continued volatility in commodity prices.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Adjusted EBITDA, page 60

4. We note your definition of Adjusted EBITDA includes adjustments for certain charges and gains that are characterized as nonrecurring. It is not clear to us exactly what charges or gains you are referring to but we note certain charges and gains that have recurred across multiple years. In future filings please clearly indicate which charges you are identifying and refrain from identifying reconciling items as "non-recurring" if similar items occur in more than one period. Refer to question 102.03 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Notes to Consolidated Financial Statements

Note 1. Organization, Basis of Presentation and Summary of Significant Accounting Policies

Revenue recognition and the estimation of revenues and cost of purchases, page F-12

5. We note you record revenue and cost of product sold on a gross basis for those transactions where you act as the principal and take title to natural gas, crude oil, NGLs or condensates that are purchased for resale. When your customers pay you a fee for providing a service such as gathering, treating, transportation or storage, you record those fees separately in revenues. Please explain your consideration of separately disclosing sales of tangible products, service revenues, cost of tangible goods sold and cost of services to comply with Rule 5-03(b)(1) and 5-03(b)(2) of Regulation S-X.

Note 13. Debt Obligations, page F-25

6. We note your disclosure regarding restrictions on your ability to make cash distributions imposed by your credit agreement. Please tell us more about these restrictions, under what circumstances they restrict the payment of distributions, whether the restrictions are also imposed on your subsidiaries, how you considered the disclosure requirements of Rule 4-08(e) of Regulation S-X, and what consideration you gave to providing condensed financial information of the registrant as set forth in Rules 5-04 and 12-04 of Regulation S-X. If applicable, include in your response the amount and percentage of your subsidiaries' net assets that are restricted as of December 31, 2015.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272, or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545, Charles Guidry, Staff Attorney, at (202) 551-3621, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products